

16013184



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48076 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARC Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 CONNECTICUT AVENUE, NW
(No. and Street)

| WASHINGTON | DC | 20036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREG WELK (202) 457-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC
(Name – *if individual, state last, first, middle name*)

| 400 Old Forge Lane, Suite 401 | Kennett Square | PA | 19348 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, GREG WELK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARC SECURITIES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CCO / FINOP

Title



Notary Public


NATALIE CABALLERO
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20114077177
MY COMMISSION EXPIRES 01/23/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ARC SECURITIES, LLC
(SEC Identification No. 8-48076)

**Independent Registered Public Accounting Firm**
**AUDITOR'S REPORT**
**FINANCIAL STATEMENTS**
**And**
**SUPPLEMENTAL INFORMATION**

**DECEMBER 31, 2015 AND 2014**

# ARC SECURITIES, LLC
# FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
# DECEMBER 31, 2015 AND 2014

---

## CONTENTS


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors
of ARC Securities, LLC

We have audited the accompanying statement of financial condition of as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. ARC Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of ARC Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The financial statements of ARC Securities, LLC as of December 31, 2014, were audited by other auditors whose report dated February 27, 2015, expressed an unqualified opinion on those statements.

*RW Group, LLC*
Kennett Square, Pennsylvania
February 26, 2016

**ARC SECURITIES, LLC**
**STATEMENTS OF FINANCIAL CONDITION**
**(AUDITED)**

| | December 31, | |
|---|---|---|
| | **2015** | **2014** |
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 94,356 | $ 71,104 |
| Accounts receivable | 3,304 | - |
| Prepaid expenses | 3,818 | 5,206 |
| Other current assets | 421 | 3,161 |
| Total current assets | 101,899 | 79,471 |
| Long-term assets | | |
| Property & equipment, net | 397 | 925 |
| Intangible assets, net | 10,000 | 10,000 |
| Total long-term assets | 10,397 | 10,925 |
| *Total assets* | $ 112,296 | $ 90,396 |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable | $ 14,438 | $ 5,886 |
| Accrued liabilities | - | - |
| Total current liabilities | 14,438 | 5,886 |
| *Total liabilities* | 14,438 | 5,886 |
| **Equity** | | |
| *Total member's equity* | 97,858 | 84,510 |
| *Total liabilities and member's equity* | $ 112,296 | $ 90,396 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – ORGANIZATION

ARC Securities, LLC, is a broker-dealer registered with the SEC and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a Colorado corporation that is a wholly-owned subsidiary of ARCI Holdings, LLC (ARCI).

At December 31, 2015, the Company had one active Class A member, no Class B members, and no Class C members. Class A members have voting privileges. Class B members are fully licensed traders who trade for their own account or on behalf of Class C members. Class C members are unlicensed members who have no control in the operations or trading decisions but receive share of the Company's trading profits and losses

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Accounting** - The financial statements have been prepared using the accrual basis of accounting.

**Company Fiscal Year End** – The Company's fiscal year is December 31.

**Use of Estimates** - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

**Cash and Cash Equivalents** - For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

**Accounts Receivable** - Accounts receivable are stated at their net realizable value. Management believes that accounts receivable are fully collectible and has not recorded an allowance for doubtful accounts. The Company maintained $3,304 and $0 in accounts receivable on December 31, 2015 and December 31, 2014, respectively.

**Revenue recognition** - Revenues from investment banking services are recorded when earned. The Company recognizes revenue as earned only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the related fee is reasonably assured. Earned but unpaid revenue is accounted for as accounts receivable or accrued revenue until such time cash payments are received

**Equipment** – Equipment is stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time equipment is retired or otherwise disposed of, the asset and related accumulated depreciation are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

The Company's equipment consists of a laptop computer purchased in 2013 which is valued at cost and depreciated using the straight-line method over a period of three years.

| | Cost | Accumulated Depreciation | December 2015 Net | December 2014 Net |
|---|---|---|---|---|
| Computer Equipment | $ 1,586 | $ 1,189 | $ 397 | $ 925 |

Depreciation expense of $529 and $529 is included in the Statements of Income for the year ended December 31, 2015 and 2014, respectively.

**Impairment of Long-Lived Assets** - The Company evaluates the carrying value of its long-lived assets under Accounting Standards Codification 360-10-35-15, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10-35-15). ASC 360-10-35-15 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less cost to sell.

**Intangible Assets** - Intangible assets are stated at cost. As of December 31, 2015 and 2014, intangible assets consisted of the following:

| | |
|---|---|
| FINRA Membership | $ 10,000 |

**Income Taxes** - The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income tax is included in the accompanying financial statements.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

In general the prior three years tax returns filed with various taxing agencies are open to examination.

**New Accounting Pronouncements** – There have been no recent accounting pronouncements or changes in accounting pronouncements that impacted the year ended December 31, 2015, or which are expected to impact future periods, which were not already adopted and disclosed in prior periods.

**Securities Transactions** - Proprietary securities transactions are recorded on the trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenues and expenses from investment banking services and commissions are recognized based on the terms of each individual agreement. During the year ended December 31, 2015, the Company did not engage in proprietary transactions.

**Related Party Transactions** - The Company paid ARC International Corp. ("AIC"), a related party, $3,546,822 for monthly fees and discretionary bonuses during the year ended December 31, 2015. Similarly, the Company paid AIC $836,000 for monthly fees and discretionary bonuses during the year ended December 31, 2014.

**Net Capital Requirements** - The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $78,031 which was $73,031 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .19 to 1.

**Other Regulatory Requirements** - The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

**Subsequent Events** - Management has evaluated subsequent events through February 26, 2016, the date on which the financial statements were available to be issued. No events have occurred since the statement of financial condition date that would have material impact on the financial statements.



**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

Board of Directors of
ARC Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by ARC Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating ARC Securities, LLC's compliance with the applicable instructions of Form SIPC-7. ARC Securities, LLC's management is responsible for ARC Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting that ARC Securities, LLC no variances;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. The Form SIPC-7 was mathematically accurate, there were no related schedules and adjustments; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*RW Group, LLC*

Kennett Square, PA
February 26, 2016